06051422

11-162

Form G-FIN

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 29 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

OMB# 1557-0184
EXPIRES
04/30/2007

Rec'd 12/27/06

Notice of Government Securities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

   A. [XX] Comptroller of the Currency
   B. [ ] Board of Governors of the Federal Reserve System
   C. [ ] Federal Deposit Insurance Corporation
   D. [ ] Office of Thrift Supervision
   E. [ ] Securities and Exchange Commission

2. Filing status of notice (check as applicable):

   A. [ ] Government Securities Broker
   B. [ ] Government Securities Dealer
   C. [XX] Government Securities Broker & Dealer

3. Filing status of notice (check as applicable):

   D. [ ] Notice
   E. [XX] Amendment

4. A. Full name of the Financial Institution:

   THE FROST NATIONAL BANK

   B. Address of principal office of Financial Institution:

   100 WEST HOUSTON STREET SAN ANTONIO, TX 78205

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):

   D. Mailing address if different from (B) or (C):

   P.O. BOX 1600 SAN ANTONIO, TX 78296

   E. Name, title and telephone number of contact person with respect to this notice:

MARK A. BRELL	SENIOR VICE PRESIDENT	210-220-5915
Name	Title	Telephone

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ___Yes B. XX No
   (If yes, provide addresses and describe activities.)

PROCESSED
JAN 23 2007 E
THOMSON FINANCIAL

PO

CH 1/22/07

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
SIRAKOS	WILLIAM	HAYWOOD	SENIOR EXECUTIVE VICE PRESIDENT
MCCORMICK	TIMOTHY	RAMSEY	VICE PRESIDENT
SCHROLLER	BRIAN	DAVID	SENIOR VICE PRESIDENT

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4? A. ☐ Yes B. ☒ XXX No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
WILLIAM	HAYWOOD	SIRAKOS	SENIOR EXECUTIVE VICE PRESIDENT

William H. Sirakos — Manual Signature

DECEMBER 6, 2006 — Date